File #82-4555

BLACKROCK

04046380

November 10, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated October 20, 2004;
2) Press Release dated November 9, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2004
WASH, D.C. 213

12/2

BlackRock Ventures Inc.: 2600, 605 - 5 Avenue SW, Calgary, Alberta T2P 3H5 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File #82-7555

BLACKROCK

FOR IMMEDIATE RELEASE

BLACKROCK RECEIVES REGULATORY APPROVAL FOR HILDA LAKE THERMAL PROJECT

CALGARY, ALBERTA, (October 20, 2004) - BlackRock Ventures Inc. (TSX:BVI) is pleased to announce that the Alberta Energy and Utilities Board and Alberta Environment have granted approval for the company's 20,000 barrel of oil per day Steam Assisted Gravity Drainage (SAGD) commercial project at Hilda Lake. The commercial operation will be called the Orion SAGD Project. BlackRock, 100% owner of the property, has operated a successful pilot at Hilda Lake for more than 7 years and has recovered 1.2 million barrels of oil. The Orion SAGD project has the potential to recover up to 190 million barrels of oil over a 25 year project life.

The company will now seek Board of Directors approval in November to begin detailed engineering for the commercial project. Detailed engineering is anticipated to cost approximately $10 million. Currently, Phase 1 of the Orion SAGD project is expected to cost $150 million and produce 10,000 barrels of oil per day.

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

-30-

File # 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 3rd Quarter Financial and Operating Results

CALGARY, ALBERTA, (November 9, 2004) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three and nine months ended September 30, 2004.

Highlights of current activities and the third quarter were:

- Strong oil prices and higher sales volumes generate 86% increase in revenues, 141% increase in cash flow and a 295% increase in net earnings compared with Q3 in 2003;
- Current conventional heavy oil production is approximately 8,300 barrels of oil per day; on target to exit 2004 at 10,000 barrels per day;
- Commenced a 47 horizontal well drilling program at Seal, with 34 of the wells having been successfully drilled to date;
- Damage from Seal battery fire repaired, facility expanded to 15,000 barrels of oil per day;
- Received regulatory approval to construct and operate a 20,000 barrel per day SAGD project at Hilda Lake, detailed engineering work to begin;

John Festival, President of BlackRock, commenting on current activities indicated that "strong oil prices and increased production have generated record cash flows for BlackRock. This cash flow will be used to continue our development opportunities at Seal. If these prices continue it will also provide funding for our Hilda Lake SAGD project".

HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Financial (in $000's, except per share amounts)				
Revenue, net (1)	$ 13,375	$ 7,201	$ 31,260	$ 21,039
Cash flow	$ 8,927	$ 3,707	$ 18,281	$ 10,314
Per share	$ 0.11	$ 0.05	$ 0.23	$ 0.14
Net Earnings	$ 3,436	$ 870	$ 6,075	$ 3,035
Per share	$ 0.04	$ 0.01	$ 0.08	$ 0.04
Capital expenditures	$ 10,663	$ 7,897	$ 29,861	$ 21,722
Working capital	$ 43,504	$ 25,288	$ 43,504	$ 25,288
Common shares outstanding (000's)	83,757	73,263	83,757	73,263

Operating				
Production (boe/day)				
Conventional properties	4,668	3,673	4,597	3,183
Hilda Lake	523	517	485	470
	5,191	4,190	5,082	3,653
Average prices ($/bbl)				
Conventional properties	$ 33.64	$ 21.31	$ 25.86	$ 24.22
Hilda Lake	$ 33.31	$ 22.69	$ 26.13	$ 24.67

(1) The net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

During the third quarter, BlackRock drilled 15 horizontal development wells on the Central block at Seal, part of our planned 47 well program for the area during the second half of 2004. The initial wells that have been brought on production are averaging about 200 barrels of oil per day each (100 net to BlackRock). Due to wet weather throughout Alberta this summer, drilling activities have slowed and we have contracted a third drilling rig for Seal which will allow us to drill all of the wells as originally planned. This 47 well drilling program will include completion of the Central block development as well as start development on the Eastern block, where the first 9 wells are planned to be drilled by the end of the year.

In late August, BlackRock had a fire in the main tank farm at the battery facility at Seal. The fire was caused by gas vapours escaping through a fracture in the top of one of the oil tanks which was then ignited by a tank burner. The battery was shutdown for a month for repairs. We originally felt that we could maintain production by trucking oil to third party batteries, but extremely wet weather resulted in road closures and all of the wells had to be shut-in.

During the third quarter we commenced expansion of the Seal battery. This expansion, which resulted in battery capacity increasing from 10,000 barrels per day to 15,000 barrels per day was completed in October. BlackRock has a 50% interest in this facility. The battery will be further expanded to 20,000 barrels of oil per day, likely in the first half of 2005.

Also in the third quarter, the 125,000 barrel sales tank located at the termination point of the Seal pipeline was finished. Completion of this tank allows us to batch our own production onto the Rainbow pipeline system.

BlackRock is also installing a gas gathering system on the Central block to capture solution gas that is produced with the oil. The gas will be used to operate field equipment, and any gas not used in the field will be sold. The system should be available for use by mid-November and we anticipate gas sales of approximately one million cubic feet of gas per day net to BlackRock beginning in December.

Hilda Lake SAGD Pilot

BlackRock recently received approval from the Alberta Energy and Utilities Board for a 20,000 barrel per day commercial SAGD project (to be called the Orion EOR project) at Hilda Lake. As a result, BlackRock will immediately begin the process of selecting a third-party engineering firm to complete the detailed engineering design of the commercial project. This design phase will take 8-10 months and will cost in the range of $10-15 million. In addition, this winter, we will undertake a seismic program and a vertical delineation drilling program to confirm some of our design assumptions. During this period we will also consider financing options. The first 10,000 barrel per day development phase is expected to cost $150 million. We would anticipate all of these activities will provide the necessary information for our Board of Directors to make a decision on development of Hilda Lake during the second half of 2005.

The SAGD pilot at Hilda Lake continues to produce about 500 barrels of oil per day. While we have obtained sufficient technical information from the pilot to prepare a commercial development plan we will continue to operate the pilot as long as it provides positive cash flow to us.

Lloydminster

At Lloydminster, no new wells were drilled during the third quarter; however, in October we commenced a 10 well drilling program, including two exploration wells. The majority of these wells are in the Forestbank and Maidstone areas. BlackRock has a 100% interest in these wells. BlackRock drilled five wells in the area during the second quarter, which are producing 250 barrels of oil per day.

Production from the Lloydminster area averaged 2,084 barrels of oil per day, net to BlackRock, during the third quarter.

Production

Oil production for the three months ended September 30, 2004 was 4,668 barrels per day, compared with 3,673 barrels per day for the same period in 2003, with the majority of the increase coming from the Seal area. Oil production during the third quarter was impacted by the battery fire at Seal. Due to wet weather conditions, we were unable to truck out of the Seal area during the month of September and therefore the Seal wells were shut-in while the battery was being repaired.

Production from Lloydminster averaged 2,084 barrels per day during the third quarter, a 5% increase from the same period last year. Although drilling activity at Lloydminster has been modest in the last year we have seen production remain flat or increase because of the active workover and recompletion program of existing wells undertaken in the area.

Total current conventional heavy oil production for the Company has increased to approximately 8,300 barrels per day, which includes production from the first 21 wells of our 47 well drilling program at Seal. Our drilling program in the second half of the year should allow us to reach our 2004 exit production target of 10,000 barrels of oil per day.

Average Daily Production (bbls/d)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Seal (*)	2,584	1,683	2,569	1,118
Lloydminster	2,084	1,990	2,028	2,065
Total conventional	4,668	3,673	4,597	3,183
Hilda Lake	523	517	485	470
	5,191	4,190	5,082	3,653

(*)production volumes differ from sales volumes as a result of oil production held in inventory during the commissioning of the new Seal heavy oil sales tank in September.

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A), dated as of November 8, 2004, should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003. MD&A contains the term cash flow from operations and cash flow per share. These terms are not defined under Canadian Generally Accepted Accounting Principles. Cash flow from operations, as used in this presentation, represents cash flow from operating activities before changes in non-cash working capital. We believe this measure demonstrates the Company's ability to generate cash flow to fund future growth. BlackRock's determination of cash flow from operations may not be comparable to that reported by other companies.

Business Environment

Crude oil prices rose sharply during the third quarter of 2004.The benchmark West Texas Intermediate ("WTI") oil price averaged US$43.88 per barrel in the third quarter, 45% higher than the third quarter in 2003 and 15% higher than the second quarter this year. The increase in crude oil prices has been attributed to, among other things, increased demand from Asian countries, lower inventory levels, the on-going conflict in Iraq and the uncertainty of supply disruptions in Nigeria and Russia. High crude oil prices are continuing into the fourth quarter with prices reaching in excess of US$50 per barrel.

BlackRock's crude oil sales are initially priced in US dollars and then converted into Canadian dollars. Offsetting the increase in US dollar crude oil prices has been the continued strengthening of the Canadian dollar against the US dollar. The Canadian dollar rose to an average of US$0.765 during the third quarter, and recently it has climbed to over US$0.80.

All of BlackRock's production revenues are derived from the sale of heavy oil, which will generally receive a lower price than light oil. Heavy oil differentials (compared to light oil) increased during the third quarter, with the WTI/Bow River differential averaging US$11.78 per barrel. The increase in the differential reflects the increase in the overall crude oil market. The Bow River reference price was 73% of the WTI price, which is in line with 5 year averages.

During the second quarter diluent prices (used to blend with heavy oil) rose sharply, however; during the third quarter, diluent costs, relative to WTI prices, have decreased, which has the effect of increasing BlackRock's wellhead price for its oil.

The trend for oil prices appears to be for continued strength. The strip price 2005 for WTI oil is about US$47

per barrel and the seven year strip price is currently in excess of US$41 per barrel.

	2004	2004	2004	2003	2003	2003	2003	1998-2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	5 yr avg
WTI crude oil price (US$)	**43.88**	38.31	35.14	31.18	30.20	28.91	33.86	26.49
Bow River heavy differential (US$)	**11.78**	1C.82	8.63	9.50	7.90	6.25	7.50	6.77
Hardisty Bow River heavy price (Cdn$/bbl)	**41.96**	37.40	34.93	28.53	30.79	31.61	39.79	29.42
Bow River reference price as a % of WTI	**73.2**	71.8	75.4	69.5	73.8	78.4	77.8	74.4
Average exchange rate	**0.765**	0.736	0.759	0.760	0.725	0.716	0.663	0.669

Results of Operations

Revenues

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Revenues, net ($000's)	**13,375**	9,765	7,201	**31,260**	21,039
Average price (C$/bbl)	**33.64**	23.09	21.31	**25.86**	24.22
Sales volumes (BOE/day)	**4,322**	4,648	3,673	**4,411**	3,183

Oil and gas revenues were $13.4 million in the third quarter, an 86% increase compared to the third quarter last year. The increase is due to a 58% increase in the wellhead price received for our oil as well as a 20% increase in sales volumes.

The average wellhead price received was $33.64 per barrel in the third quarter of 2004. The increase in our wellhead price reflects the general increase in crude oil markets discussed above. Lower condensate prices relative to WTI oil prices, as well as lower transportation costs also contributed to higher wellhead prices in the third quarter. Sales volumes in the third quarter were 4,322 barrels per day compared with 3,673 barrels per day for the same period last year. The increased sales volume is mainly attributable to our on-going development in the Seal area.

Although sales volumes in the third quarter were higher than last year, they were 7% lower than the second quarter of this year. The decrease was due to a facility fire at Seal in August. As a result of this fire the Company had to shut-in its Seal production and there were minimal sales during the month of September. At the time of the fire, Seal was producing approximately 4,000 barrels of oil, net to BlackRock. This represented an opportunity loss of net revenues of close to $3.5 million for the month of September.

Revenues for the nine months ended September 30, 2004 were $31.3 million, 49% higher than the first nine months of 2003. The increase reflects higher sales volumes and higher realized prices over the comparable period.

Royalties

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Royalty expenses ($000's)	**1,446**	909	939	**3,333**	3,303
Royalty $/BOE	**3.64**	2.15	2.78	**2.76**	3.80
Royalty rate	**11%**	9%	13%	**11%**	16%

Royalty expense in the third quarter of 2004 was higher than the comparable period last year as a result of higher production revenues. The lower royalty rate in 2004 is attributable to a higher proportion of our sales revenues being derived from the Seal area, which is eligible for the oil sands Crown royalty rate of 1% of gross revenues until project payout. After project payout on oil sands projects, the Crown royalty rate is calculated at the greater of 1% of gross revenues or 25% of net revenues (revenues less operating costs and capital).

The higher royalty rate in the third quarter of 2004 compared to the second quarter is due to a higher proportion of revenues derived from the Lloydminster area (where the royalty rate is considerably higher than Seal) due to minimal sales from Seal in September as a result of the facility fire.

Operating Costs

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Operating costs ($000's)	**2,849**	2,919	2,263	**8,784**	6,179
$/BOE	**7.17**	6.90	6.70	**7.27**	7.11
By area ($/boe):					
Seal	**5.60**	6.46	4.69	**6.21**	6.00
Lloydminster	**8.84**	7.33	8.38	**8.46**	7.71

Operating costs were $2.8 million in the third quarter of 2004. This is comparable to the second quarter this year but $600,000 higher than the third quarter last year. The increase from the prior year reflects higher production levels. On a per barrel basis, overall operating costs have remained relatively consistent in the $7 per barrel range. Operating costs at Seal, on a per barrel basis, were impacted in the third quarter by the battery fire. While most of our Seal production was shut-in in September we continued to incur fixed costs. We believe we can lower Seal operating costs to the $4 – $5 per barrel range as the fields and facilities are optimized. Operating costs at Lloydminster in the third quarter increased from the second quarter due higher well servicing costs and fuel and power costs.

General & Administrative Costs

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
G&A expense ($000's)	**196**	254	317	**785**	1,284
$/BOE	**0.49**	0.60	0.94	**0.65**	1.48

The decrease in administrative costs in 2004 compared to 2003 reflects higher overhead recoveries due to increased activity levels in 2004. Per barrel administrative costs are also decreasing as a result of higher production volumes.

In addition to the cash-cost administrative expenses described above, the Company had stock-based

compensation costs of $401,000 in the third quarter, an increase from $8,000 in the third quarter of 2003 and $30,000 in the second quarter this year. The increase is attributable to stock options that were granted to employees and directors during the third quarter. This grant of stock options will result in stock based compensation increasing to approximately $700,000 per quarter in the future.

Depletion and Depreciation Expense

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Total expense ($000's)	**2,835**	2,813	2,250	**8,011**	5,731
$/BOE	**7.13**	6.65	6.65	**6.63**	6.60

Depletion and depreciation expense for the three months and nine months ended September 30, 2004 was higher than the comparable periods last year as a result of higher production volumes. On a per barrel basis, costs for these periods are comparable.

Taxes

	2004		2003	Nine months ended September 30,	
($000's)	**Q3**	Q2	Q3	**2004**	2003
Capital tax and Saskatchewan Resource Surcharge	**230**	222	184	**685**	673
Future tax provision	**2,255**	970	579	**3,750**	1,532

The only current taxes paid this year are for the federal large corporation tax and the Saskatchewan Resource Surcharge. The Company does not anticipate paying cash income taxes in 2004; however, if oil prices remain strong, it is likely that BlackRock will be cash taxable sometime in 2005. The future tax provision in 2004 reflects higher earnings over the comparable prior periods.

Hilda Lake SAGD Project

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Production (BOE/day)	**523**	456	517	**485**	470
Average price (C$/bbl)	**33.31**	23.09	22.69	**26.13**	24.67
Net operating revenues ($000's)	**1,098**	412	459	**1,890**	1,453

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the third quarter of 2004, the project sold an average of 523 barrels of oil per day, generating net revenues of $1.1 million (2003 - $0.4 million). The Company recently announced that it had received regulatory approval to construct and operate a 20,000 barrel per day SAGD thermal project at Hilda Lake. The Company will begin detailed engineering design for this project during the fourth quarter.

Net Earnings and Cash Flow

	2004		2003	Nine months ended September 30,	
	Q3	Q2	Q3	**2004**	2003
Net earnings ($000's)	**3,436**	1,909	870	**6,075**	3,035
Per Share	**0.04**	0.02	0.01	**0.08**	0.04
Cash flow from operations ($000's)	**8,927**	5,723	3,707	**18,281**	10,314
Per Share	**0.11**	0.07	0.05	**0.23**	0.14

The increase in net earnings and cash flow from operations from previous periods is directly attributable to higher oil prices as discussed above.

NetBack Summary

	2004		2003	Nine months ended September 30,	
($/BOE)	**Q3**	Q2	Q3	**2004**	2003
Revenue	**33.64**	23.09	21.31	**25.86**	24.22
Royalties	**3.64**	2.15	2.78	**2.76**	3.80
Operating costs	**7.17**	6.90	6.70	**7.27**	7.11
Field netback	**22.83**	14.04	11.83	**15.83**	13.31

Liquidity and Capital Resources

Capital expenditures were $29.9 million during the first nine months of 2004, with $10.7 million occurring in the third quarter.

During the third quarter, the Company drilled 15 horizontal wells at Seal. Our drilling program will see an additional 30 horizontal development wells drilled at Seal by the end of the year, with an additional 15 wells drilled at Lloydminster and other areas. The 2004 capital program has been financed from cash flow and existing working capital. As at September 30, 2004, BlackRock had working capital of $43 million and no long term debt. Working capital included $1.4 million in condensate inventory on hand at the end of the period. The Company also has a $5 million line of credit which has never been utilized.

In April 2004, the Company issued 9,000,000 common shares at $4.70 per share for gross proceeds of $42 million. In addition, during the first nine months of 2004, the Company issued 1,493,934 common shares as a result of the exercise of stock options, generating funds of $1.0 million.

BlackRock has entered into various commitments primarily related to transportation and processing agreements and operating leases. The following table summarizes the Company's contractual obligations as at September 30, 2004:

Contractual Obligations	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
($000s)					
Long-term debt	-	-	-	-	-
Operating leases (1)	286	698	712	456	2,152
Transportation agreements (2)	390	2,844	1,421	-	4,655
Total contractual obligations	676	3,542	2,133	456	6,807

(1) Relates to a lease for office premises

(2) Relates to firm transportation agreements to transport crude oil volumes

There have been no new developments regarding the $12.5 billion lawsuit filed by Chief Clifford Laboucan and the Whitefish Lake First Nation against the Company, the Province of Alberta, and Mr. John Festival, President of BlackRock. Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim.

Outlook

BlackRock's Board of Directors have approved a $75 million capital budget for 2005. This will include spending approximately $45 million at Seal and $15 million at Hilda Lake. The focus of the Seal program to drill up to 40 horizontal development of the Eastern block, further delineation work on the other blocks and expansion of area infrastructure. Hilda Lake expenditures will be directed toward detailed engineering design work to move the project to the commercial development stage. We have set a 2005 exit production target of 14,000 barrels of oil per day, a 40% increase from our 2004 target exit rate.

Financial Summary, by quarter

	2004	2004	2004	2003	2003	2003	2003	2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues, net ($000's)	**13,375**	9,765	8,120	6,882	7,201	5,375	8,463	6,338
Net earnings ($000's)	**3,436**	1,909	730	849	870	483	1,682	581
Per share	**0.04**	0.02	0.01	0.01	0.01	0.01	0.02	0.01
Per diluted share	**0.04**	0.02	0.01	0.01	0.01	0.01	0.02	0.01

Forward-Looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:

John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253

To find out more about BlackRock Ventures Inc. (TSX: BVI), visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		September 30, 2004		December 31, 2003
				(restated) Note 2
Assets				
Current assets				
Cash and term deposits	$	46,400	$	15,176
Accounts receivable		9,819		14,054
Inventory		1,445		-
Prepaid expenses		68		180
		57,732		29,410
Oil and gas properties (note 3)		100,864		78,030
Other assets		171		56
	$	158,767	$	107,496
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	14,228	$	14,978
Asset retirement obligations		7,034		6,078
Future income taxes		11,277		8,481
		32,539		29,537
Shareholders' equity				
Common shares (note 4)		122,979		81,230
Contributed surplus		469		24
Retained earnings (deficit)		2,780		(3,295)
		126,228		77,959
	$	158,767	$	107,496

BLACKROCK VENTURES INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended September 30, 2004	Three months ended September 30, 2003 (restated) Note 2	Nine months ended September 30, 2004	Nine months ended September 30, 2003 (restated) Note 2
Revenues				
Oil and gas	$ 14,123	$ 8,336	$ 34,674	$ 23,945
Transportation costs	(748)	(1,135)	(3,414)	(2,906)
	13,375	7,201	31,260	21,039
Royalties	(1,446)	(939)	(3,333)	(3,303)
	11,929	6,262	27,927	17,736
Operating Expenses				
Production	2,849	2,263	8,784	6,179
General and administrative	196	317	785	1,284
Stock based compensation	401	8	445	16
Depletion and depreciation	2,835	2,250	8,011	5,731
	6,281	4,838	18,025	13,210
	5,648	1,424	9,902	4,526
Other income				
Interest income	273	209	608	714
Earnings before taxes	5,921	1,633	10,510	5,240
Provision for income taxes				
Current taxes	230	184	685	673
Future income taxes	2,255	579	3,750	1,532
	2,485	763	4,435	2,205
Earnings for the period	3,436	870	6,075	3,035
Deficit, beginning of period	(656)	(5,031)	(3,295)	(7,196)
Retained earnings (deficit), end of period	$ 2,780	$ (4,161)	$ 2,780	$ (4,161)
Earnings per share (note 6)				
Basic	$ 0.04	$ 0.01	$ 0.08	$ 0.04
Diluted	$ 0.04	$ 0.01	$ 0.08	$ 0.04

BLACKROCK VENTURES INC.

STATEMENTS OF CASH FLOWS
(unaudited)

(Cdn $ in thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003 (restated) Note 2	Nine months ended September 30, 2004	Nine months ended September 30, 2003 (restated) Note 2
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$ 3,436	$ 870	$ 6,075	$ 3,035
Non-cash charges to earnings				
Depletion and depreciation	2,835	2,250	8,011	5,731
Future income taxes	2,255	579	3,750	1,532
Stock based compensation	401	8	445	16
Cash flow from operations	8,927	3,707	18,281	10,314
Net change in non-cash working capital	1,580	(2,800)	3,317	(1,298)
	10,507	907	21,598	9,016
Investment Activities				
Additions to oil and gas properties	(10,663)	(7,897)	(29,861)	(21,722)
Sale of oil and gas assets	-	3,817	-	3,817
Other assets	(95)	-	(143)	(11)
Net change in non-cash working capital	1,345	3,293	(1,165)	2,897
	(9,413)	(787)	(31,169)	(15,019)
Financing Activities				
Net proceeds on issue of common shares	3	61	40,795	561
Increase (decrease) in cash	1,097	181	31,224	(5,442)
Cash and short-term deposits, beginning of period	45,303	28,431	15,176	34,054
Cash and short-term deposits, end of period	$ 46,400	$ 28,612	$ 46,400	$ 28,612
Supplemental disclosure:				
Cash interest received	$ 273	$ 195	$ 565	$ 690
Cash taxes paid (capital tax and large corporation tax)	$ 230	$ 220	$ 685	$ 648

1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2003, except as noted below. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2003 annual report.

2. Change in Accounting Policies

(a) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations. Prior to the change in accounting policy the Company recognized a provision for future site reclamation and abandonment costs calculated on the unit of production method over the life of the oil and gas properties based on the total estimated proved reserves and an estimated future liability. The new standard requires the future retirement obligations to initially be measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. The effect on the balance sheet as at December 31, 2003 is an increase in oil and gas properties of $3,693,000, an increase in provision for site restoration of $4,342,000, a decrease in future income taxes of $278,000 and an increase in the deficit of $371,000. The Company used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

As a result of the change in accounting for asset retirement obligations, net earnings for the nine months ended September 30, 2004 decreased by $23,000.

(b) Stock based Compensation

In 2003, the Company adopted a new CICA Handbook standard that requires companies to recognize compensation cost for the value of stock options granted. The new standard decreased net earnings for the nine months ended September 30, 2003 by $16,000 and $445,000 for the nine months ended September 30, 2004.

(c) Oil and Gas Properties - Full Cost Accounting

In 2003, the CICA issued Accounting Guideline 16 – Oil and Gas Accounting – Full Cost which supplemented Accounting Guideline 5. The new guideline amends the ceiling test calculation applied by companies to its oil and gas assets. The new guideline was effective for fiscal periods beginning on or after January 1, 2004. The Company performed a ceiling test as of January 1, 2004 using the new guideline and the results of the test had no effect on the financial statements.

(d) Presentation of Transportation Costs

In prior years, the Company has presented revenues derived from the sale of crude oil and natural gas net of third party transportation costs incurred to deliver the product to the purchaser. In 2003, the CICA

amended Handbook Section 1100 – Generally Accepted Accounting Principles. The Company's interpretation of these amendments indicate that these third party transportation costs be disclosed separately from sales revenue. Accordingly, these costs have now been disclosed as a separate item on the statement of operations. This change in disclosure had no effect on net earnings for the periods presented.

3. Oil and Gas Properties

(Cdn $ in thousands)		September 30, 2004		December 31, 2003
Petroleum and natural gas interests	$	118,057	$	86,161
Accumulated depletion and depreciation		(28,663)		(20,988)
		89,394		65,173
Hilda Lake SAGD project		11,470		12,857
	$	100,864	$	78,030

During the nine months ended September 30, 2004, the Company capitalized $540,000 (2003 – $507,000) of general and administrative costs related to exploration and development activity.

At September 30, 2004, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,086,000 (2003 - $19,860,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2003	73,262,772	$	81,230
Issued for cash	9,000,000		42,300
Issue costs, net of tax benefits	-		(1,517)
Stock options exercised	1,493,934		966
Balance, September 30, 2004	83,756,706	$	122,979

(c) Stock Options:

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2003	4,697,000	$	0.57 – 2.40	$	1.51
Granted	2,872,500		4.95 – 7.40		6.88
Exercised	(1,493,934)		0.57 – 2.28		0.65
Balance September 30, 2004	6,075,566	$	0.57 – 7.40	$	4.26

On August 10, 2004, the Company agreed to issue two million stock options to the officers of the Company. The Company does not presently have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Corporation's Stock Option Plan, and therefore the granting of such options is conditional on the Corporation obtaining the approval of shareholders to approve the option grant and to increase the maximum number of Common Shares issuable under the Stock Option Plan, and approval from regulatory authorities.

The following table sets out the assumptions used in applying the Black-Scholes model to value options granted during the period:

		Nine months ended September 30, 2004		Nine months ended September 30, 2003
Fair value of options granted	$	8,399,000	$	100,000
Risk-free interest rate		4.34%		4.50%
Expected life (in years)		5		5
Expected volatility		0.41		0.54
Dividends per share		-		-

5. Bank Credit Facilities

As at September 30, 2004, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At September 30, 2004, there were no advances outstanding under this facility.

6. Earnings Per Share

		Nine months ended September 30, 2004		Nine months ended September 30, 2003
Net earnings (Cdn $ in thousands)	$	6,075	$	3,035
Weighted average number of shares outstanding		80,235,284		72,770,460
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		1,930,436		1,826,558
Basic earnings per share	$	0.08	$	0.04
Diluted earnings per share	$	0.08	$	0.04

7. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of September 30, 2004, none of the Company's future production was hedged.

8. Legal proceedings

On March 22, 2004, Chief Clifford Laboucan and the Whitefish Lake First Nation (WLFN) (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, BlackRock and Mr. John Festival, President of BlackRock, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs also allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves as part of its treaty rights to earn a livelihood. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and BlackRock did not properly consult with the WLFN prior to the EUB authorizing the construction of BlackRock's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival totalling $12.5 billion.

Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and intends to seek dismissal of the Claim.

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